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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            Dated: January 15, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   January 15, 2007                   By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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                                                          EXTERNAL NEWS RELEASE
                                                                       07-02-TC

FOR IMMEDIATE RELEASE:     January 15, 2007

                  TECK COMINCO AND UTS UPDATE LAND ACQUISITION
                         IN ATHABASCA OIL SANDS REGION

Vancouver, BC -- Teck Cominco Limited ("Teck Cominco") and UTS Energy Corporation ("UTS") today announced that they have jointly acquired a total of 18 new leases in the Athabasca Oil Sands Region of Alberta on a 50:50 basis. UTS first announced its joint bidding relationship with Teck Cominco in its 2006 third quarter results; the following table identifies the leases jointly acquired by Teck Cominco and UTS.

          LEASE SALE                   LEASE NUMBER                  ACRES
      ------------------               ------------                  -----
      September 6, 2006                    468                       5,120
                                           469                       5,120
                                           470                       5,120
                                           471                       5,120
                                           477                       5,120
      September 20, 2006                   837                       23,040
                                           840                       23,040
      November 29, 2006                    509                       23,040
                                           510                       23,040
                                           511                       23,040
                                           513                       23,040
                                           514                       23,040
      December 13, 2006                    422                       11,520
                                           423                       11,520
       January 10, 2007                    610                       15,360
                                           611                       7,680
                                           614                       7,040
                                           615                       6,400

Since December 2005, Teck Cominco and UTS have jointly acquired 257,920 acres (including Lease 311) at a total cost of $163.5 million (net cost to UTS of $79.3 million and $84.2 million to Teck Cominco). This brings the total UTS lease holdings gross acreage outside the Fort Hills Partnership to 276,587 acres.

"We are very pleased to have acquired this extensive package of prospective exploration acreage in the Athabasca oil sands region. We have already commenced an extensive drilling program on Lease 14 and the Lease 311 area. We currently have four rigs working, with a winter drilling program capability of about 150 to 180 wells and we expect to be in a position to release results from this drilling program in the third quarter of this year." said Dr. William Roach, President and Chief Executive Officer.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals.

Further   information  can  be  found  at   www.teckcominco.com.   For  further
information, please contact Greg Waller, Vice President, Investor Relations and Strategic Analysis (604) 687-1117.

FORWARD-LOOKING STATEMENTS: Except for statements of historical fact relating to UTS or Teck Cominco, this news release contains certain "forward-looking statements" within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements such as the references to UTS' anticipated drilling program are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. UTS and Teck Cominco undertake no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law. The reader is cautioned not to place undue reliance on forward looking statements.

ABOUT UTS

For     a     map     showing     all     of     UTS'     properties,     click
http://www.uts.ca/documents/misc/070115%20Land%20Map.pdf or cut and paste the link into your browser.

The Company's first strategic focus is the development and execution of the Fort Hills Project with our partners. The Company was instrumental in re-establishing the Fort Hills Oil Sands Project and is the principal founder of the Fort Hills Energy Partnership. The Partnership is comprised of Petro-Canada with a 55 per cent working interest and Operator, UTS with a 30 per cent working interest and Teck Cominco Limited with a 15 per cent working interest.

The second strategic focus is to develop  additional  shareholder value via the
acquisition   of  lands,   which  if   prospective,   provide   organic  growth
opportunities and potentially future funding flexibility for UTS.

UTS Energy Corporation is based in Calgary, Alberta. The Company's common shares (UTS) are traded on the Toronto Stock Exchange.

Further information can be found at www.uts.ca. For further information, please contact Dr. William J. F. Roach, President and Chief Executive Officer or Wayne
I. Bobye, Vice-President and Chief Financial Officer at 403-538-7030.

                                     - 30 -



                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com